PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65464

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colchester Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal Street
(No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Andrew   (617)-896-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yoshida & Sokolski, P.C.
(Name – if individual, state last, first, middle name)

400 Unicorn Park Fl 4	Woburn	MA	01801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Eric Andrew _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colchester Partners, LLC _____ , as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

DIRECTOR
_____
Title


Notary Public

My Commission Expires. 7/27/23

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL

CONDITION

DECEMBER 31, 2018

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2018



Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Colchester Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colchester Partners, LLC as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Colchester Partners, LLC's management. Our responsibility is to express an opinion on Colchester Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colchester Partner, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Yoshida & Sokolski, PC

We have served as Colchester Partners, LLC's auditor since 2009.
Woburn, Massachusetts
February 25, 2019

400 Unicorn Park • 4th Floor • Woburn, Massachusetts 01801 • (781) 273-1010 • Fax: (781) 270-9592   www.yoshcpa.com

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

	2018
ASSETS	
CURRENT ASSETS	
Cash	$ 348,740
Accounts receivable	279,083
TOTAL CURRENT ASSETS	627,823
EQUIPMENT & IMPROVEMENTS, net of accumulated depreciation of $115,921 for 2018	26,452
OTHER ASSETS	
Prepaid expenses	55,301
Advances to related parties	3,200
Investments	72
TOTAL OTHER ASSETS	58,573
TOTAL ASSETS	$ 712,848

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 111,270
TOTAL CURRENT LIABILITIES	111,270
MEMBERS' EQUITY	601,578
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 712,848

The accompanying notes are an integral part of this financial statement.

COLCHESTER PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1   *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition

The Company uses the accrual method of accounting. Advisory fees are earned pursuant to a written engagement on a client-by-client basis. Such fees may include either fixed retainers, contingent based fees, or a combination of both. Contingent fees can either be based on a fixed dollar amount, or may be calculated based on a predetermined formula. Due to the nature of these engagements, revenues are recognized and accrued when they become due and payable. Expenses are recognized as incurred.

Cash and Cash Equivalents

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and trade accounts receivables.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Concentrations of Credit Risk (Continued)

The Company maintains its cash in an international commercial bank with a high credit rating. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year, ended December 31, 2018, balances in deposit accounts exceeded FDIC insured limits, including a balance of $348,740 at year end. The Company monitors its exposure and has not experienced any losses in such accounts.

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth. The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs is charged to expense as incurred.

NOTE 3   *CHANGES IN ACCOUNTING POLICIES*

In February 2016, the FASB issues ASU 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which affects any entity that enters into a lease (as that term is defined in ASU 2016-02), with some specified scope exceptions. The main difference between the guidance in ASU 2016-02 and current GAAP is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under current GAAP. Under ASU 2016-02, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients. The Company is currently evaluating the potential impact of this guidance, which will be effective beginning in 2019.

NOTE 3   CHANGES IN ACCOUNTING POLICIES (CONTINUED)

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (Collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company's revenues come from contracts with customers and are recognized as revenue as the Company satisfies its obligation to the customer. Revenue will be recognized when the services are transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services. All of the Company's services fall within the scope of ASC 606 and are presented as revenue.

NOTE 4   INVESTMENTS

The investment is in a minority interest of a Limited Liability Company valued at cost.

NOTE 5   ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2018, management believes no allowance is necessary.

NOTE 6   EQUIPMENT AND IMPROVEMENTS

Major classes of equipment and improvements consist of the following:

	Dec. 31, 2018
Computer equipment	$ 95,159
Office equipment	19,730
Furniture and fixtures	27,484
	142,373
Less accumulated depreciation	(115,921)
	$ 26,452

NOTE 7   *COMMITMENTS AND CONTINGENCIES*

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business.   As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 8   *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through February 25, 2019, the date which the financial statements were available to be issued. No events occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statement.